NORTHERN ABITIBI MINING CORP.

SUITE 500, 926 - 5 AVE. S.W.
CALGARY, AB T2P 0N7 CANADA
TEL: (403) 233-2636
FAX: (403) 266-2606
www.gold.ca
NAI:CDNX

FILE No.
82-4749

SUPPL



March 8, 2010

United States Securities
& Exchange Commission
Washington, DC
20549
USA

Dear Sirs:

RE: Foreign Private Issuer Exemption File No. 82-4749
News Release Dated March 8, 2010

Please find enclosed 3 copies of the news release listed above.

Yours very truly,

NORTHERN ABITIBI MINING CORP.



for Barb O'Neill



FILE No.
82-4749

NORTHERN ABITIBI MINING CORP.

SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.2636 FAX: 403.266.2606

NEWS RELEASE **10-06**

MARCH 8, 2010
Trading Symbol: TSX Venture-**NAI**

For Further Information Contact: **Shane Ebert at 1.250.964.2699 or Jean Pierre Jutras at 1.403.233.2636**
Web: http://www.naminco.ca

NORTHERN ABITIBI UPDATES 2010 EXPLORATION PLANS AT VIKING

Northern Abitibi Mining Corp. ("Northern Abitibi") is pleased to provide details of its 2010 exploration plans at the Viking gold project, Newfoundland. The objectives of the 2010 exploration program are to substantially expand drilling along the open ended mineralized Thor Trend, and complete a National Instrument 43-101 compliant resource estimate by the end of 2010, as well as explore several large untested targets on the property. The company will undertake a minimum 6000 metre diamond drill program consisting of up to 65 drill holes. Two diamond drill rigs will be use for the program, with one scheduled to commence drilling in early May, and a second scheduled to start in early June. The drills will initially be focused on infill drilling and delineating resources along the 1000 metre long and open Thor Trend. In July one of the rigs will be used to test exploration targets outside the Thor Trend.

A surface exploration program will commence in early June, as snow conditions allow, and will include property scale mapping and sampling, and up to 22 new trenches. Early stage metallurgical test work to further define the metallurgical properties of the Viking mineralization will be undertaken in the next few months.

The company is currently selecting a contractor to conduct the Viking resource estimate calculation. Shortly after a contractor is finalized, the contractor will be tasked with evaluating all available Viking drill data and determining the optimal drill hole density required for resource delineation and infill drilling.

Display at PDAC 2010 - Northern Abitibi will have a core display featuring the Viking project at the Prospectors and Developers Association of Canada (PDAC) Mining Investment Show in Toronto. The Viking core will be on display Tuesday March 9, from 9:00 am to 5:00 pm, and Wednesday, March 10, from 9:00 am to 12 noon, located on Level 700, South Building of the Metro Toronto Convention Centre, downtown Toronto. We invite you to stop by and visit our display, meet management, and discuss our 2010 exploration plans.

The Viking Property - The Viking Property contains numerous high grade veins within a larger bulk tonnage style zone of gold mineralization located within a 3 to 4 kilometre long, gold-in-soil anomaly. Northern Abitibi has drilled 45 holes and excavated 41 trenches at the Viking Project to date and has intersected gold mineralization along the Thor Trend over a 1000 metre long strike length. Highlights include high grade drill intercepts of 5.75 metres grading 33.7 g/t gold, 3.7 metres grading 50.1 g/t gold, 0.5 metres grading 218.8 g/t gold as well as lower grade intercepts including 27 metres grading 7.9 g/t gold, 23.0 metres grading 5.1 g/t gold, and 57.4 metres grading 2.8 g/t gold. The Viking property is located in the mining friendly jurisdiction of Newfoundland and Labrador and has excellent access and local infrastructure, with a paved highway and power line located less than one kilometre from the project. Northern Abitibi has a 100% property interest in the Viking project subject to a 2% to 4% sliding scale net smelter royalty held by Altius Resources Inc.. A detailed description of the Viking project is available on our website (www.naminco.ca).

Dr. Shane Ebert, P.Geo., is the Qualified Person responsible for the preparation of this news release.

"Shane Ebert", Shane Ebert, President/Director

FILE No.
82-4749

NORTHERN ABITIBI MINING CORP.

SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.2636 FAX: 403.266.2606

NEWS RELEASE **10-06**

MARCH 8, 2010
Trading Symbol: TSX Venture-**NAI**

For Further Information Contact: **Shane Ebert at 1.250.964.2699 or Jean Pierre Jutras at 1.403.233.2636**
Web: http://www.naminco.ca

NORTHERN ABITIBI UPDATES 2010 EXPLORATION PLANS AT VIKING

Northern Abitibi Mining Corp. ("Northern Abitibi") is pleased to provide details of its 2010 exploration plans at the Viking gold project, Newfoundland. The objectives of the 2010 exploration program are to substantially expand drilling along the open ended mineralized Thor Trend, and complete a National Instrument 43-101 compliant resource estimate by the end of 2010, as well as explore several large untested targets on the property. The company will undertake a minimum 6000 metre diamond drill program consisting of up to 65 drill holes. Two diamond drill rigs will be use for the program, with one scheduled to commence drilling in early May, and a second scheduled to start in early June. The drills will initially be focused on infill drilling and delineating resources along the 1000 metre long and open Thor Trend. In July one of the rigs will be used to test exploration targets outside the Thor Trend.

A surface exploration program will commence in early June, as snow conditions allow, and will include property scale mapping and sampling, and up to 22 new trenches. Early stage metallurgical test work to further define the metallurgical properties of the Viking mineralization will be undertaken in the next few months.

The company is currently selecting a contractor to conduct the Viking resource estimate calculation. Shortly after a contractor is finalized, the contractor will be tasked with evaluating all available Viking drill data and determining the optimal drill hole density required for resource delineation and infill drilling.

Display at PDAC 2010 - Northern Abitibi will have a core display featuring the Viking project at the Prospectors and Developers Association of Canada (PDAC) Mining Investment Show in Toronto. The Viking core will be on display Tuesday March 9, from 9:00 am to 5:00 pm, and Wednesday, March 10, from 9:00 am to 12 noon, located on Level 700, South Building of the Metro Toronto Convention Centre, downtown Toronto. We invite you to stop by and visit our display, meet management, and discuss our 2010 exploration plans.

The Viking Property - The Viking Property contains numerous high grade veins within a larger bulk tonnage style zone of gold mineralization located within a 3 to 4 kilometre long, gold-in-soil anomaly. Northern Abitibi has drilled 45 holes and excavated 41 trenches at the Viking Project to date and has intersected gold mineralization along the Thor Trend over a 1000 metre long strike length. Highlights include high grade drill intercepts of 5.75 metres grading 33.7 g/t gold, 3.7 metres grading 50.1 g/t gold, 0.5 metres grading 218.8 g/t gold as well as lower grade intercepts including 27 metres grading 7.9 g/t gold, 23.0 metres grading 5.1 g/t gold, and 57.4 metres grading 2.8 g/t gold. The Viking property is located in the mining friendly jurisdiction of Newfoundland and Labrador and has excellent access and local infrastructure, with a paved highway and power line located less than one kilometre from the project. Northern Abitibi has a 100% property interest in the Viking project subject to a 2% to 4% sliding scale net smelter royalty held by Altius Resources Inc.. A detailed description of the Viking project is available on our website (www.naminco.ca).

Dr. Shane Ebert, P.Geo., is the Qualified Person responsible for the preparation of this news release.

"Shane Ebert", Shane Ebert, President/Director

NORTHERN ABITIBI MINING CORP.

SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.2636 FAX: 403.266.2606

NEWS RELEASE **10-06** **MARCH 8, 2010**
Trading Symbol: TSX Venture-**NAI**

For Further Information Contact: **Shane Ebert at 1.250.964.2699 or Jean Pierre Jutras at 1.403.233.2636**
Web: http://www.naminco.ca

NORTHERN ABITIBI UPDATES 2010 EXPLORATION PLANS AT VIKING

Northern Abitibi Mining Corp. ("Northern Abitibi") is pleased to provide details of its 2010 exploration plans at the Viking gold project, Newfoundland. The objectives of the 2010 exploration program are to substantially expand drilling along the open ended mineralized Thor Trend, and complete a National Instrument 43-101 compliant resource estimate by the end of 2010, as well as explore several large untested targets on the property. The company will undertake a minimum 6000 metre diamond drill program consisting of up to 65 drill holes. Two diamond drill rigs will be use for the program, with one scheduled to commence drilling in early May, and a second scheduled to start in early June. The drills will initially be focused on infill drilling and delineating resources along the 1000 metre long and open Thor Trend. In July one of the rigs will be used to test exploration targets outside the Thor Trend.

A surface exploration program will commence in early June, as snow conditions allow, and will include property scale mapping and sampling, and up to 22 new trenches. Early stage metallurgical test work to further define the metallurgical properties of the Viking mineralization will be undertaken in the next few months.

The company is currently selecting a contractor to conduct the Viking resource estimate calculation. Shortly after a contractor is finalized, the contractor will be tasked with evaluating all available Viking drill data and determining the optimal drill hole density required for resource delineation and infill drilling.

Display at PDAC 2010 - Northern Abitibi will have a core display featuring the Viking project at the Prospectors and Developers Association of Canada (PDAC) Mining Investment Show in Toronto. The Viking core will be on display Tuesday March 9, from 9:00 am to 5:00 pm, and Wednesday, March 10, from 9:00 am to 12 noon, located on Level 700, South Building of the Metro Toronto Convention Centre, downtown Toronto. We invite you to stop by and visit our display, meet management, and discuss our 2010 exploration plans.

The Viking Property - The Viking Property contains numerous high grade veins within a larger bulk tonnage style zone of gold mineralization located within a 3 to 4 kilometre long, gold-in-soil anomaly. Northern Abitibi has drilled 45 holes and excavated 41 trenches at the Viking Project to date and has intersected gold mineralization along the Thor Trend over a 1000 metre long strike length. Highlights include high grade drill intercepts of 5.75 metres grading 33.7 g/t gold, 3.7 metres grading 50.1 g/t gold, 0.5 metres grading 218.8 g/t gold as well as lower grade intercepts including 27 metres grading 7.9 g/t gold, 23.0 metres grading 5.1 g/t gold, and 57.4 metres grading 2.8 g/t gold. The Viking property is located in the mining friendly jurisdiction of Newfoundland and Labrador and has excellent access and local infrastructure, with a paved highway and power line located less than one kilometre from the project. Northern Abitibi has a 100% property interest in the Viking project subject to a 2% to 4% sliding scale net smelter royalty held by Altius Resources Inc.. A detailed description of the Viking project is available on our website (www.naminco.ca).

Dr. Shane Ebert, P.Geo., is the Qualified Person responsible for the preparation of this news release.

"Shane Ebert", Shane Ebert, President/Director